UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Expressions Graphics, Inc.

(Name of small business issuer in its charter)

Nevada	2752	88-0448389
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization	Classification Code Number	Identification No.)

5300 W. Sahara, Suite 101 Las Vegas, Nevada 89146 (888) 809-3446

(Address and telephone number of principal executive offices)

14260 Garden Road, #B-724 Poway, California 92064

(Address of principal place of business or intended principal place of business)

Nevada Corporate Headquarters 5300 W. Sahara, Suite 101 Las Vegas, Nevada 89146 (702) 873-3488

(Name, address, and telephone number of agent for service)

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Common Stock: 1,500,000 Shares

Approximate date of proposed sale to the public:As soon as practical following the effective date of registration.

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Expressions Graphics, Inc.

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CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
securities to be registered	registered	offering price per unit	aggregate offering price	registration fee

Common Shares	1,500,000	$0.05	$75,000	$19.80

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section

Disclosure alternative used (check one): Alternative 1; X ; Alternative 2 ___

If this Form is filed to register additional securities for an offering pursuant toRule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant toRule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant toRule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant toRule 434 check the following box. [ ]

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Expressions Graphics, Inc.

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Common Stock: 1,500,000 Shares
Offering Price:$ 0.05 Per Share
	PricetoSubscribers	ProceedstoCompany
Per Unit	$ 0.05	$ 0.05
Total	$ 75,000	$ 75,000

The Proceeds to Company are before deducting estimated expenses for legal, accounting, promotion, printing, and other expenses incurred in this Offering. SeeUse of Proceeds, pageExpressions Graphics, Inc. is a "development stage" company.

Expressions Graphics, Inc is offering 1,500,00 shares of Common Stock at a price of$ 0.05 per share. This is a direct public offering conducted by Expressions Graphics. The securities offered are not listed on any national securities exchange, the Nasdaq Stock Market, or the OTC Bulletin Board Exchange.

The date of this Offering Prospectus is August 1, 2000

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. Expressions Graphics, Inc. may extend this offering for an additional 90 days, solely at the discretion of the company. All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the deal

     This offering is being registered for sale in the State of California pursuant to the California Corporate Securities Law of 1968 Section 25111 "Registration By Coordination".

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMISSION OR ANY STATE SECURITIES COMMISSION OR REGULATORY AGENCY, NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRI

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION #2, PAGE 5, FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST S

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

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Table of Contents

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PART I

THE COMPANY ________________________________________________________________________5
RISK FACTORS_________________________________________________________________________5
BUSINESS AND PROPERTIES ____________________________________________________________7
OFFERING PRICE FACTORS ____________________________________________________________15
USE OF PROCEEDS ____________________________________________________________________17
CAPITALIZATION _____________________________________________________________________21
DESCRIPTION OF SECURITIES __________________________________________________________22
PLAN OF DISTRIBUTION _______________________________________________________________24
DIVIDENDS, DISTRIBUTION AND REDEMPTIONS_________________________________________26
OFFICERS AND KEY PERSONNEL OF THE COMPANY _____________________________________27
DIRECTORS OF THE COMPANY_________________________________________________________31
PRINCIPAL STOCKHOLDERS ___________________________________________________________34
MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION __________________36
LITIGATION __________________________________________________________________________38
FEDERAL TAX ASPECTS _______________________________________________________________38
MISCELLANEOUS FACTORS____________________________________________________________38

FINANCIAL STATEMENTS _____________________________________________________________39
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS __________50

SIGNIFICANT PARTIES ________________________________________________________________51
RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT ________52
SELLING SECURITY HOLDERS _________________________________________________________52
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS_______________________________52
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR LIABILITIES__________52
INDEMNIFICATION OF DIRECTORS AND OFFICERS_______________________________________53
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION ____________________________________53
UNDERTAKINGS ______________________________________________________________________54
UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR ________________________55

INDEX TO EXHIBITS___________________________________________________________________56
DESCRIPTION OF EXHIBITS ____________________________________________________________56

SIGNATURES _________________________________________________________________________57

PART II

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER

STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY

UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other attachments consists of a total of 78 pages.

IV

Expressions Graphics, Inc.

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THE COMPANY

1.	Exact corporate name:	Expressions Graphics, Inc.
	State and date of incorporation:	Nevada; January 13, 2000
	Street address of principal office:	5300 W. Sahara, Suite 101
Las Vegas, Nevada 89146
	Company telephone number:	(888) 809-3446
	Fiscal year:	December 31
Person(s) to contact at Company with respect to offering:	Frank Drechsler
Vice President
Expressions Graphics, Inc.
(888) 809-3446

RISK FACTORS

2.	Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

Expressions Graphics, Inc.

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3.	Conflicts of interest - Other employment interests
The management and employees of Expressions Graphics, Inc. currently devote substantial time to other interests; either individually or through businesses in which they may have an interest, notwithstanding the fact that time may be necessary to the business of Expressions Graphics, Inc. The
4.	Dependence on Subcontractors - Quality Workmanship
Expressions Graphics, Inc. will be dependent upon subcontractors for product manufacturing and delivery. Subcontractors will be used to assemble and deliver products, either from materials provided by the subcontractor or provided through Expressions Graphics, Inc. Management cannot verify w i
5.	Dependence on the Internet industry - Growth Rate
Expressions Graphics, Inc. business will be influenced by the rate of use and expansion in the Internet industry. Revenues could be adversely impacted if Internet usage does not continue to grow. Possible factors which could adversely impact Internet usage might include, for example, stabilit y includes security of customer information and transactions, and controls to insure Internet stability where viruses or computer hacking is imposed. Regulation; includes the imposition of sales or other taxes on Internet transactions or usage.

6.	Arbitrary establishment of Offering Price - Offering Price Too High
The Offering Price of the Common Shares bears no relation to book value, assets, earnings, or any other objective criteria of value. The price has been arbitrarily determined by the Company. Investors could lose all or a part of their investment if the Offering price has been
7.	Direct Public Offering - Sufficient Shares May Not Be Sold
Expressions Graphics, Inc. is offering Shares on a direct participation basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered Shares. No assurance can be given that any or all of the Shares will be sold. The company does not plan to use

Expressions Graphics, Inc.

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8.	Penny Stocks - Limited Market / Additional Disclosures
The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person
9.	Blue Sky "Limited State Registration" - Limited Liquidity
Expressions Graphics, Inc. will initially register its securities for sale in the State of California and is considering regional registration in the southwestern states. As the securities will likely not be considered a "covered" security, state registration is required for initial sa

BUSINESS AND PROPERTIES

3.	With respect to the business of the Company and its properties:
(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services

Expressions Graphics, Inc. is a Nevada corporation that was formed on January 13, 2000. We intend to market, sell, and distribute an extensive array of graphic media suitable for customer usage in an extensive range of applications. Graphic media may include symbols, logos, pictures, expressions, signs, and business advertisements. Application may include affixing the graphic(s) to cups, drinking glasses, caps and hats, clothing, automobile bumpe

Expressions Graphics, Inc. will be an Internet based company. Through Internet communications with our site, customers will be able to choose from a selection of provided products, choose graphic characteristics to be used to modify provided products, or discuss and choose graphics characteristics and media to design and provide customized products for specific applications.

Expressions Graphics, Inc. is in its development stage and has not begun Internet operations. The company currently owns the domain name www.gottosayit.com and the web site is under construction. Expressions Graphics, Inc. will operate exclusively through the www.gottosayit.com web site, and is not conducting business through any store, mail order houses, catalogues, or other similar means which would be external to the web site.

Expressions Graphics, Inc.

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Expressions Graphics, Inc. will provide marketing, sales, pricing and availability services through our Internet location. Order processing will be performed by clerical personnel for provided products or modified provided products. A customer service representative will work with customers desiring customized design and product applications.

Expressions Graphics, Inc. will also market a "Marquee" style banner with letters that can be removed and reapplied. These signs will sell in the three to four hundred dollar price range. This product will be produced for Expressions Graphics, Inc. and held in inventory for direct sales.

(b)	Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state The present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If

Expressions Graphics, Inc. will provide at our internet site, online catalogs to permit customer selection of available products and graphic characteristics (e.g., pictures, expressions, names, type styles and sizes, colors, etc.) which may be applied to provide a level of customization for these available products. An Expressions Graphics, Inc. customer representative will work with the customer to determine graphic design and characteristics, a

Materials, production and delivery will be provided through selected suppliers and small businesses (subcontractors). Management will create and maintain a list of material suppliers based upon the quality and availability of goods required for production and delivery. Subcontractors will be selected primarily on the basis of quality of workmanship and timeliness of availability. Subcontractors will also be used where expertise needed to provide oduct may be more readily available through the subcontractor's resources.

Currently, Expressions Graphics, Inc. has no plans to market and produce any products except through subcontractors. The company intends to establish necessary subcontractor relationships and agreements as set forth as early objectives in our business plan (see Business and Properties, Items 4(a) and 4(b)); the company currently has no informal or formal arrangements or agreements with any subcontractor.

The company does intend to maintain a selected inventory of available products, and materials comprising such products that can be readily modified and assembled to provide a customized version of the product. Where products are readily available through this inventory, or modifications to inventoried materials can be readily completed, Expressions Graphics, Inc. may perform the final selection or assembly steps needed to produce the desired pro

The web site will allow customers to customize items on their own. Preset templates for customizable products can be filled in using an online library of graphics and fonts. The site will also offer the ability to upload graphics supplied by the customer. Management feels this will be popular with home users wanting to affix family pictures to mugs and T-shirts. This feature which will allow customers to customize products on their own and should

Expressions Graphics, Inc.

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(c)	Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area o

Note: Because this Offering focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain a broader insight in assessing the Company's prospects.

Expressions Graphics, Inc. intends to market graphics products through the Internet media. The company has not expended any resources to conduct market research, including any industry surveys or reports, or any other third party reports. The management of Expressions Graphics, Inc. considers the graphics market to be well established and particularly popular for home-based or very small businesses. Our company intends to combine the accessibilit

Product price is expected to be consistent with price currently established in the graphics products market. Expressions Graphics, Inc. will negotiate volume discounts with suppliers and subcontractors when product sales reach sufficient quantities. Selection and availability will be consistently maintained and improved to achieve and increase customer purchase volume. The majority of individual product items, currently or readily available, are

As management is able to identify popular and profitable product lines the manufacturing and distributing can be internalized. Expressions Graphics, Inc. may develop its own production and fulfillment facilities for the most profitable products or acquire the subcontractor fulfilling those orders. Regardless of the method employed management believes the ability to "test drive" a product line or potential acquisition is a key benefit towards esta

Expressions Graphics, Inc.

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(d)	Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales represe

Expressions Graphics, Inc. intends to utilize the news media and a telemarketing campaign to introduce, gain visibility, and acquire an initial penetration of the graphics media market. The news media will be used to announce the Internet availability of the company's web-site, with an introduction of services and products available, as well as influence access to the web-site for additional choice and information. Telemarketing will be used to r

The Company will first utilize the business contacts in the Southern California, Northern California, and the East Coast developed by the company President through his years of experience in the graphics industry. This will provide some initial sales expected to generate profits sufficient for daily operations during the product and web development stage.

Next; a localized marketing approach will be taken. A small regional area will be targeted and monitored in order to develop the marketing model. Then, when the model is producing acceptable levels of return, expanding into selected high density areas before any national campaigns are attempted.

(e)	State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Expressions Graphics, Inc. does not currently have a backlog of written firm orders for products or services as of a recent date, nor does the Company have an operational background or history which would provide for a comparative backlog of one year ago for such products or services.

Expressions Graphics, Inc.

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(f)	State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees ar e
	Current Number	Number of Employees
TypeofEmployee	ofEmployees	Within	Next12Months

Administrative	2		2
Operations	1		2
Clerical	0		1

TOTAL	3		5

NOTE: The current employees are the officers of the company.

None of the Company's employees are subject to collective bargaining agreements.

The Company does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

(g)	Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source o to use in obtaining these properties, whether by purchase, lease, or otherwise.

The registered office of this corporation is in the State of Nevada. The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may determine or the business of the corporation may require. The Company currently rents a small office with available warehousing facilities within the same complex. The rental is at a rate of $175 per month, utilities included. The Company can acqui

(h)	Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate

Expressions Graphics, Inc. does not depend and is not expected to depend, upon patents, copyrights, trade secrets, know-how, or other proprietary information. Expressions Graphics, Inc, has expended no amounts for research and development, nor are any amounts expected to be expended for research and development in the foreseeable future.

Expressions Graphics, Inc.

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(i)	If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Expressions Graphics, Inc. business and products are not subject to material regulation (including environmental regulation) by any federal, state, or local government agency. The Company does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of the Company as to material and/or environmental regulation.

Expressions Graphics, Inc may internalize the manufacturing of some products offered. The impact of these operations are unknown at this time, but some regulatory compliance would be expected regarding the chemicals and materials used in the manufacturing of these products.

(j)	State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Expressions Graphics, Inc. has no subsidiaries.

(k)	Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (an

No applicable material mergers or acquisitions have occurred during the period of the Company's existence, incorporated on January 13, 2000, nor are any such mergers, acquisitions, spin-offs, or recapitalizations pending or anticipated. The Company has not undergone any stock split or dividend, of recapitalizations in anticipation of this offering or otherwise.

The Company may identify beneficial acquisitions in the future. However, none have been identified at this time.

Expressions Graphics, Inc.

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4 (a). If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or

Expressions Graphics, Inc. has no operational history nor profitability to be shown for the prior fiscal year. Management intends accomplishment of the following chronological events to evaluate implementation, operational function, and indicators of profitability as follows the receipt of proceeds from this offering.

Number of Months
	Manner of Occurrence/	After Receipt of Proceeds
EventorMilestone	MethodofAchievement	whenshouldbeaccomplished

Infrastructure setup	Web site development	2 months
(Milestone)	Initial subcontractor selection
for targeted product lines.

Test Salesand Fulfillment	Test sales developed through	3 months
(Event)	President's prime business contacts

Introduction/Visibility	News media advertisement and	5 months
(Event)	Telemarketing campaign

Market penetration	Internet site inquiries and limited customer	6 months
(Milestone)	orders received. Order volume to be evaluated.
Management evaluation to assess effectiveness
of Introduction/Visibility event, complimentary
plan, if required, to increase exposure.

Profitability evaluation	Management business review; assess profitability, 12 months
(Review)	operational and production capacity, supplier and
subcontractor performance. Refine business plans
as appropriate.

Expressions Graphics, Inc. will establish initial sales through use of the President's business contacts established through years of experience in the graphics industry. No generalized sales will be processed until business systems have been tested; goal is to prevent any negative initial perception in the market.

Expressions Graphics, Inc. must ensure the success of its Introduction/Visibility Event to have any valid expectations of successful business implementation and resultant profitability. Market penetration must be evaluated and re-evaluated to determine if further introduction and visibility events may be necessary. Although additional accomplishments will be required to support business operations, e.g., supplier and subcontractor acquisition, ma

Expressions Graphics, Inc.

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4 (b). State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (    Number of Months   Manner of Occurrence/ After Receipt of Proceeds EventorMilestone MethodofAchievement whenshouldbeaccomplished       Infrastructure setup Web site development 2 months   Initial subcontractor selection         Test Salesand Fulfillment Test sales developed through 3 months (Event) President's prime business contacts         Introduction/Visibility News media advertisement and 5 months (Event) Telemarketing campaign         Market penetration Internet site queries and customer orders 6 months (Milestone)           Profitability evaluation Management business review 12 months (Review)

A delay in the completion of infrastructure setup will cause a corresponding delay to all subsequent events. Web site development must be completed before any marketing activities can be initiated; currently, web site development is underway and is expected to be fully completed on schedule. Subcontractor relationships and agreements must be established before product development and deliveries can be achieved; although no agreements, formal or i

Test sales and fulfillment will be developed through the President's prime business contacts, and will constitute a test of the Expressions Graphics, Inc. infrastructure. A delay in the completion of this event will cause a delay in the company's ability to open business to the general public.

The consequence of delays in attaining necessary visibility will be the further expenditure of proceeds to refine and/or enhance, and re-implement an Introduction/Visibility Event. Until such time as necessary exposure is attained to permit sufficient market penetration, proceeds could be fully expended in attempt to gain such necessary exposure. Expressions Graphics, Inc. cannot guarantee that sufficient customers will exist to support business

Expressions Graphics, Inc.

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     The market penetration milestone refers to attaining a sufficient number of site visits and customer orders to warrant Expressions Graphics, Inc. management to consider that necessary visibility to support profitable operations has been achieved. Market penetration will be evaluated using data collected from the web site traffic. The number of overall site visits will be used to determine the

Liquidity is a measurement of a company's ability to meet potential cash requirements. Expressions Graphics will have significant liquidity needs to support its introductory program, and may require continued liquidity until the success of its introductory program can be ascertained. The company is dependent upon the proceeds from this offering to meet liquidity needs during implementation and

However, the company has extremely low overhead and the cash requirements in the start up phase will largely be variable costs directly related to sales. This float of cash related to sales will more likely limit the rate of growth of the company rather than threaten its continued existence. Also, officers of the company may invest additional cash into the company as needed to continue operations a n

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, The following factors may be relevant to the price at which the securities are being offered.

5.	What were net, after-tax earnings for the last fiscal year?
Expressions Graphics, Inc. is a development stage company without meaningful operational history; or net, after-tax earnings for the last fiscal year.

6.	If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Expressions Graphics Inc. was incorporated on January 13, 2000; and did not have profits for the last fiscal year.

Expressions Graphics, Inc.

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7.	(a) What is the net tangible book value of the Company? If deficit, shown in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less th a

Expressions Graphics, Inc. current net tangible book value is $11,496.00 or $0.021 per share. Giving effect to the sale by the Company of all offered shares at the public offering price, the net tangible book value of the Company would be $86,496.00 or $0.042 per share which results in dilution to the new shareholders of $0.008 per share. This dilution is an effect of the initial compensation paid in common stock to the officers of the Company an

7.	(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the

Expressions Graphics, Inc. issued 400,000 shares of common stock to Neil Brouillette, the current President, on March 13, 2000. The shares were issued at an arbitrary value of$.05 (five cents) per share for the following valuable consideration:

a.	100,000 shares for an initial cash investment of $5,000.00 deposited in the Company's bank account on March 8, 2000.
b.	300,000 shares for compensation during start-up period valued by the board at $15,000.00 which was fully earned at the time of acceptance of the office of President. No other compensation has been offered or accepted; and is not anticipated until such time as the company begins to generate revenues.

Expressions Graphics, Inc. issued 140,000 shares of common stock to Frank Drechsler, the current Vice President on March 13, 2000. The shares were issued at an arbitrary value of$.05 (five cents) per share for the following valuable consideration:

a.	40,000 shares were issued for an initial cash investment of $2,000.00; for payment of the "incorporation" process of the Company paid on January 11, 2000, and a $100.00 bank deposit for company funds applied on February 9, 2000.

b.	100,000 shares for compensation during setup period valued by the board at $5,000.00; which was fully fully earned at the time of acceptance of the office of Vice President. No other compensation has been offered or accepted; and is not anticipated until such time as the company begins to generate revenues.

Expressions Graphics, Inc. issued 20,000 shares of common stock to Michele Spain, the current Treasurer, on April 12, 2000. The shares were issued at an arbitrary value of $.05 (five cents) per share for the following valuable consideration: 20,000 shares for compensation during the startup period valued by the board at $1,000.00, which was fully earned at the acceptance of the office of Treasurer. No other compensation has been offered or

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

Expressions Graphics, Inc.

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8.	(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price.
(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

     Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9 (a).The following table sets forth the use of proceeds from this offering (based on the minimum and maximum offering amounts):

Use of Proceeds	Maximum Offering
	Amount	Percent

Transfer Agent Fee	$ 1,000.00	1%
Printing Cost	$ 250.00	1%
Legal Fees	$ 5,000.00	7%
Accounting Fees	$ 2,500.00	3%
Working Capital	$66,250.00	88%
	_________	________

Total	$75,000.00	100%

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the

Expressions Graphics, Inc.

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9 (b).If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.

Expressions Graphics, Inc. will use proceeds in the following order of priority:

(1)	Printing Costs	- In an effort to achieve the maximum offering
(2)	Transfer Agent	- Necessary to perform the offering
(3)	Accounting	- Funds in reserve for the preparation and audit of future required filings
(4)	Legal Fees	- The company prefers to keep debt to a minimum during the startup phase

(5) Working Capital - Funded last and applied in a manner best suited to implement the business plan

Working capital is expected to be used in the following manner:

a.	Rent and office expense of approximately $500.00 per month of $6,000.00 per year.
b.	Additional web site development of approximately $5000.00 for the first stage of product testing, and an additional $5000.00 budgeted for changes and enhancements to be implemented based on test sales and customer response.

c.	Inventory of common, ready to ship products is initially expected to be at approximately $5,000.00 to $10,000.00.
d.	Production equipment may be purchased to fulfill certain orders. The custom images uploaded to the web site for T-shirts and mugs will likely be produced by Expressions Graphics, Inc. due to the need for close interaction with the web site. The cost of the equipment to produce these types of products should not exceed $5000.00.

The remaining working capital will be used for marketing expenses; printing costs, postage, telephone, advertising through direct mail pieces and other methods depending on market reaction.

Note: The telemarketing campaign will be commission based which will impact profit margin on sales.

No salaries will be paid to officers from this offering nor does Expressions Graphics, Inc. intend to use outside consultants.

This initial offering was intended to be a small offering to provide enough capital to test the concept and develop sales revenue sufficient to support daily operations.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

Expressions Graphics, Inc.

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10 (b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Expressions Graphics, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c). If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or th

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. The company does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of the company or their associates.

10 (d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

11.	Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is sub j

Expressions Graphics, Inc. does not have nor anticipates having within the next 12 months any cash flow or liquidity problems, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the company to make payments. Expressions Graphics, Inc. is not subject to any unsatisfied judgements, liens or settlement obligations.

Expressions Graphics, Inc.'s basis for not anticipating cash flow problems in the next 12 months include; a current extremely low overhead, reasonable expectation of sufficient proceeds realized from this offering, and reasonable expectation that current officers of the company may invest additional funds, if needed. Potential investors should cautiously evaluate company expectations providing the preceding basis; also, with reference to Risk Fac

The potential exists for a substantial float of orders, minimum purchases resulting in some retained inventory and possible customer returns or charge backs that could effect cash flow. The company may have to curtail marketing efforts until suitable credit accounts can be established or additional capital can be raised.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

12.	Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Expressions Graphics, Inc. currently has extremely low overhead and fully anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months. Even in the extreme event that no proceeds were received from this Offering, the company has sufficient funds to satisfy expenses for the next 12 months. The company will seek to raise additional funds as required by the customer reaction to Expression Graphics, Inc. method of

An additional offering of securities could be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity. The officers of Expressions Graphics, Inc. may invest additional cash into the company as needed; however, no officer of the company has entered into any agreement, formal or informal, to invest additional cash.

Expressions Graphics, Inc.

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CAPITALIZATION

13.	Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:

		Amount Outstanding
	As of:	As Adjusted For
	April30,2000	MaximumOffering

Debt:

Short-term debt	$ 0.00	$ 0.00
Long-term debt	$ 0.00	$0.00

Total debt	$ 0.00	$ 0.00

Stockholders equity (deficit):

Preferred stock	$ 0.00	$0.00
Common stock, $0.001 par value	$ 560.00	$2060.00

Additional paid-in capital	$ 27,440.00	$100,940.00

Deficit accumulated in development stage	$ (16,504.00)	$(16,504.00)

Retained earnings (deficit)	$ 0.00	$0.00

Total stockholders equity	$ 11,496.00	$ 86,496.00

Total Capitalization	$ 11,496.00	$86,496.00

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 25,000,000 Par or stated value per share, if any:

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

Expressions Graphics, Inc.

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DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ X ]	Common Stock
[ ]	Preferred or Preference Stock
[ ]	Notes or Debentures
[ ]	Units of two or more types of securities composed of: _____________
[ ]	Other: ________________

15. These securities have:

Yes	No
	X	Cumulative voting rights
	X	Other special voting rights
	X	Preemptive rights to purchase in new issues of shares
	X	Preference as to dividends or interest
	X	Preference upon liquidation
	X	Other special rights or preferences (specify): _____________
16.	Are the securities convertible? [ ] Yes [ X ] No If so, state conversion price or formula. Date when conversion becomes effective: ___/___/___ Date when conversion expires: ___/___/___

17(a). If securities are notes or other type of debt securities:

1.	What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2.	What is the maturity date? If serial maturity dates, describe: _______
3.	Is there a mandatory sinking fund? Describe: _______
4.	Is there a trust indenture? Name, address and telephone number of Trustee: _____
5.	Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6.	Are the securities collateralized by real or personal property? Describe: ______
7.	If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________ How much indebtedness shares in right of payment on an equivalent basis? $___________ How much indebtedness is junior (subordinated) to the securities? $___________

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Expressions Graphics, Inc. as securities arenot notes or other types of debt securities.

Expressions Graphics, Inc.

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17(b). If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capita

Question 17(b) is shown in content for continuity; and, is not applicable regarding Expressions Graphics, Inc. as securities arenot notes or other types of debt securities.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?	[ ] Yes	[ ] No
Are securities callable?	[ ] Yes	[ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding Expressions Graphics, Inc. as securities arenot Preference or Preferred Stock.

19.	If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Expressions Graphics, Inc. is offering 1,500,000 shares of Common Stock.

Expressions Graphics, Inc. has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20.	Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ 2,746.00 as of April 30, 2000.

Expressions Graphics, Inc.

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PLAN OF DISTRIBUTION

21.	The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Expressions Graphics, Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by Expressions Graphics, or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 17.

Expressions Graphics will offer its securities through its Vice President, Frank Drechsler, and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Although Mr. Drechsler is an associated person of the company as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

The vice-president is not subject to a statutory disqualification as that term is defined in Section 3(a)39) of the Exchange Act at the time of his participation in the sale of our securities.

The vice-president will not be compensated for his participation in the sale of company securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

The vice-president is not an associated person of a broker or dealer at the time of participation in the sale of company securities.

The vice-president will restrict his participation to the following activities:

Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this Prospectus, no broker has been retained by the company for the sale of securities being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to the registration statement will be filed.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

22.	Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to cash commissions set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the security laws. ("Finders" are persons who for compensation act as intermediaries

No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by Expressions Graphics, Inc., or any of its principals.

Expressions Graphics, Inc. may decide to use a broker-dealer registered with the NASD and will amend its registration statement by post-effective amendment to identify the selected broker-dealer and disclose the compensation to be paid for those services.

23.	Describe any material relationships between any of the selling agents or finders and the Company or its management.

Expressions Graphics, Inc., or any of its principals, willnot use selling agents or finders for the selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24.	If this offering is not being made through selling agents, the name(s) of persons at the Company through which this offering is being made:

Name: Frank Drechsler, Vice President of Expressions Graphics, Inc. Address: 5300 W. Sahara, Suite 101 Las Vegas, NV 89146 Telephone: (888) 809-3446

25.	If this offering is limited to a special group, such as employees, or is limited to a certain number of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject to any other limitations, describe the limitation and any restrictions on resale that apply.
Will the certificates bear a legend notifying holders of such

Expressions Graphics, Inc. is not limiting this offering to any special group or number of individuals, nor is the offering subject to any other limitations.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

26 (a). Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

There is no minimum proceeds set for this Offering. All funds received in this offering will be deposited directly into the corporate general account.

(b). Date at which funds will be returned by escrow agent if minimum proceeds are not raised: __/__/____ Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

No escrow is required. There is no minimum proceeds set for this Offering.

27.	Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares issued to officers of Expressions Graphics, Inc. were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.

All shares currently issued were issued to officers of Expressions Graphics and are subject to a minimum one year restriction on resale.

400,000 shares issued to Neil Brouilette, the current President, will be able to be resold, subject to quantity restrictions, on March 14, 2001.

140,000 shares issued to Frank Drechsler, the current Vice President, will be able to be resold, subject to quantity restriction, on March 14, 2001.

20,000 shares issued to Michelle Spain, the current Treasurer, will be able to be resold, subject to quantity restrictions, on April 13, 2001.

There are no other outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.	If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Expressions Graphics, Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.	Chief Executive Officer	Title:	PRESIDENT
Chairman of the Board
Name:Neil Brouillette
	Office Street Address:	14260 Garden Road, #B-724	Telephone: (888) 809-3446
Poway, California 90064

Neil Brouillette provides the management and operational skills necessary to successfully guide Expressions Graphics, Inc. through its development stage. While providing necessary interaction with the other Directors for administrative matters; Mr. Brouillette will focus significantly on the functioning of the business, using his extensive background and skills to efficiently provide operational leadership. Mr. Brouillette has successfully owne d

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title Datesof Position

HTS Marketing	Production Artist/Manager March 1997 - Present
Responsibilities:	Frequent customer interaction to define requirements, develop project, and establish schedules. Coordinates vendor interface, responsible for achieving all shipping and delivery requirements.
Develop production schedules and manage employees to achieve those schedules.

Let's Go Sportsware	Production Artist October 1995 - March 1997
Responsibilities: Special projects design and development.
Graphics application, screen printing, and other formats; for example, design and development of corporate logos, special event brochures.

Education:

Mr. Brouillette holds no formal degrees. Technical credentials include successful completion of the Glenn Fishback School of Photography and New Horizons Computer Learning.

Also a director of the Company [ X ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 40%

Neil Brouillette currently works full time operating a custom sign shop in Southern California. The bulk of his free time is devoted to the development of Expressions Graphics, Inc. Neil intends to devote his full attention to Expressions Graphics, Inc. when the company begins to generate profits and can support a modest salary for his services.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

30.	Chief Operating Officer	Title:	VICE PRESIDENT/SECRETARY
Vice Chairman of the Board

	Name:Frank Drechsler	Age: 33
	Office Street Address: 5300 W. Sahara, Suite 101		Telephone: (888) 809-3446
Las Vegas, Nevada 89146

Frank Drechsler comes to Expressions Graphicswith an e-commerce, sales and marketing background, and has served as President/CEO of an internet retailing company since October 1998. He has held sales and management positions in multi-national corporations. Mr. Drechsler got his start in the apparel and sporting goods at Select Distribution a mid-size apparel firm where he had been directly responsible for international sales of up to $500,000 pe

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Datesof Position

Pacifictradingpost.com	President/CEO	October 1998 - Present
Responsibilities:	Oversee day to day operations of e-commerce and physical store location, develop new programs to increase sales of skatesurfsnow.com division, investor relations.

Skatesurfsnow.com	Partner/Founding owner	January 1998 - October 1998
Responsibilities: Set up business model, accounting, finance, set up e-commerce sales program, coordinate with vendors.

Consultant/Self employed	Consultant	January 1997 - December 1997
Responsibilities:	Set up sales and marketing program with start up companies to develop and maintain domestic and international distributors and markets, set up international tradeshows, coordinate all pre-booking and shipments.

Select Distribution	International Sales Manager	May 1995 - December 1996
Responsibilities: Develop and maintain international distributors, set up international tradeshows, manage staff of three persons, coordinate all pre-booking and shipments.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

Chief Operating Officer(continuation)
Employer	Title	Datesof Position

Select Distribution	International Sales Manager	May 1995 - December 1996
Responsibilities: Develop and maintain international distributors, set up international tradeshows, manage staff of three persons, coordinate all pre-booking and shipments.

NNR Air Cargo	Assistant Sales Manager	August 1992 - May 1995
Responsibilities: Manage sales staff of 8 persons, set sales goals, develop new clients, coordinate with international partners for shipments and annual contracts with companies such as Mazda, Printronix, Western Digital,
Magner Corporation.
Education:
Degree	School	Date

Bachelor of Arts	California State University, Fullerton	February 1992
International Business
Also a director of the Company	[X ] Yes	[ ] No

Indicate amount of time to be spent on Company matters if less than full time: 20%

Frank Drechsler will balance his efforts between Expressions Graphics, Inc. and his current duties at PacificTradingPost.com, an internet retailer of extreme sports equipment.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

31.	Chief Financial Officer	Title: TREASURER
Name:Michele A. Spain
	Office Street Address: 5300 W. Sahara, Suite 101	Telephone: (888) 809-3446
Las Vegas, Nevada 89146

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.
Employer	Title	Datesof Position

The Boeing Company	Proposal/Project Manager	1998 - Present
C-17 Military Aircraft Program
Responsibilities:	Manage, coordinate and prepare technical proposals in
response to government Request for Proposals (RFP's).

Bankers Trust Company	Account Manager	1997-1998
Mortgage-backed Securities
Responsibilities:	Manage a multi-million dollar portfolio of mortgage-
backed securities and maintain client-trustee relations
domestically and abroad.

McDonnell Douglas	Financial Analyst	1991-1997
International Space Station Program
Responsibilities:	Manage and planned cost and schedule performance for internal and external customers using the Earned Value Management System (EVMS)
Education:
Degrees	Schools	Dates

Master of Business Administration	University of Southern California	Spring 2000
- Business Management

Bachelor of Science	University of LaVerne	Spring 1994
- Business Administration
Also a director of the Company	[X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10%

Michele Spain is full time career Aerospace management and finance. Michele's role in Expressions Graphics, Inc. is purely executive guidance in the areas of management and finance. Michele's role is not expected to expand beyond that of advisory.

Expressions Graphics, Inc.

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32.	Other Key Personnel
Expressions Graphics, Inc. is currently in its development stage, and is comprised of the three management and operational employees previously described. During the period of the year 2000, the company intends to increase employment by the addition of at least two individuals; with intent that such new employees will function in t

DIRECTORS OF THE COMPANY

33.	Number of Directors: 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the By-Laws of Expressions Graphics, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34.	Information concerning outside or other Directors (i.e., those not described above): Expressions Graphics, Inc. has no other Directors other than those previously described.

35(a). Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

Mr. Neil Brouillette, the current President, has successfully owned and operated a custom graphics screen printing business; T. M. Griffin Screen Printing from 1987 through 1994 in Nashua, N.H. As owner and operator, Mr. Brouillette developed and refined skills in all aspects of the business; customer contact, design, printing, finishing, delivery, and collection. These earlier skills have been continued, complemented and extended by those skil lette has achieved through employment as manager and production artist with other commercial graphics industry firms (refer to prior section Officers and Key Personnel of the Company, Chief Executive Officer).

Mr. Frank Drechsler, the current Vice President, is a co-founder of a successful internet based retailer of apparel and sports products.

35(b). If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, kn o

No non-compete or non-disclosure agreements exist between the management of Expressions Graphics and any prior or current employer.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

35(c). If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Neil Brouillette, the current President, was the owner and responsible for the successful development and operations of a graphics business; T. M. Griffin Screen Printing in Nashua, New Hampshire. Mr. Brouillette started and developed his company in 1987, and successfully managed and operated the business through 1994. He was involved in all aspects of the business: customer contact, design, printing, finishing, and collection. Skills and experi

Frank Drechsler, the current Vice President, founded SkateSurfSnow.com which was acquired by PacificTradingPost.com in October 1998. Mr. Drechsler, acting as President, has been able to stabilize a troubled company faced with high debt, net losses and several litigations. The company is at a break even threshold but requires much more work to achieve profitability. Pacific Trading Post currently occupies a majority of Mr. Drechsler's time .

35(d). If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None of Expressions Graphics, Inc. key personnel are consultants or other independent contractors.

35(e). If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the

Expressions Graphics, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

36.	If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which a

The Directors of Expressions Graphics, Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, Officers, Directors, or key personnel of Expressions Graphics, Inc..

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not those persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, experience and ability of management are often considered the most significant factors in the success of a business.

Expressions Graphics, Inc.

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PRINCIPAL STOCKHOLDERS

37.	Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a c
Class of Shares: Common Stock	Note: Class of shares is consistent for all following listed principal owners of the company, i.e., common stock.

Average Price per Share: $0.05	Note: Average price per share is consistent for all following listed principal owners of the company, i.e., five cents.
Neil Brouillette
14260 Garden Road, #B-724	Principal Occupation: Manager/Production Artist
Poway, California 92064	Custom Graphics Industry
Tel: (888) 809-3446
# of shares		# of shares
nowheld	%oftotal after offering*		%of total *

400,000	71.4	400,000	19.4

		*assumes all securities sold

Note: 400,000 shares of common stock were issued at an arbitrary value of$.05 on March 13, 2000, for the following valuable consideration: 100,000 shares for an initial cash investment of $5,000.00 300,000 shares for compensation during start-up period

(reference item 7(b) in the Offering Price Factors section beginning on page 15)

Expressions Graphics, Inc.

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Frank Drechsler
5300 W. Sahara, Suite 101	Principal Occupation: Management and Sales
Las Vegas, Nevada 89146	Clothing Apparel Industry
Tel: (888) 809-3446
# of shares		# of shares
nowheld	%oftotal after offering*		%of total *

140,000	25	140,000	6.8

		*assumes all securities sold

Note: 140,000 shares of common stock were issued at an arbitrary value of$.05 on March 13, 2000, for the following valuable consideration: 40000 shares for an initial cash investment of $2000.00 100,000 shares for compensation during start-up period

(reference item 7(b) in the Offering Price Factors section beginning on page 15)

Michelle Spain
5300 W. Sahara, Suite 101	Principal Occupation: Project Management
Las Vegas, Nevada 89146	Aerospace Industry
Tel: (888) 809-3446

Note: 20,000 shares of common stock were issued at an arbitrary value of$.05 on April 12, 2000, for compensation during start-up period

(reference item 7(b) in the Offering Price Factors section beginning on page 15)

# of shares		# of shares
nowheld	%oftotal after offering*		%of total *

20,000	3.6	20,000	1

		*assumes all securities sold

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 560,000 shares (100% total outstanding)

After offering: a) Assuming minimum securities sold: 560,000 shares ( 100% of total outstanding)
(There is no minimum proceeds set for this Offering, assumption is zero sold.)

b) Assuming maximum securities sold: 560,000 shares ( 27.2% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39(a). If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders of Expressions Graphics, Inc. are related by blood or marriage.

39(b). If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or f

Expressions Graphics, Inc. has not, nor proposes to do so in the future, made loans or do business with any of its Officers, Directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

Neil Brouillette, the current President, owns equipment for the production of certain graphics products. Through Mr. Brouillette, Expressions Graphics, Inc. has some production capacity. If some orders are to be fulfilled using this production capacity, the company will compensate Mr. Brouillette actual cost of materials plus 10% for use of the equipment. No additional compensation will be paid to Mr. Brouillette during the start up period. Shoul

39(c). If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Expressions Graphics, Inc. Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to the company.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

40.	(a). List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year: (b). If remuneration is expected to change or has been unpaid in prior years, explain.

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Expression Graphics in the event of retirement at normal retirement date pursuant to any existing plan provided by Expression Graphics.

Mr. Neil Bouillette, the current President, was compensated $15,000.00 for services during the start up period. Mr. Frank Drechsler, the Vice President, was compensated $5000.00 for services during the start up period. Michele Spain, the Treasurer, was compensated $1000.00 for services during the start up period.

No employment agreements currently exist or are contemplated until the company is profitable.

41(a). Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0% of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. Not Applicable

State expiration dates, exercise prices, and other basic terms for these securities:Not A pplicable

41(b). Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c). Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in

42.	If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

Expressions Graphics, Inc. is highly dependent on the availability of services from personnel in specific operational assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with the company. No specific arrangements with any personnel have been made, or are presently contemplated.

Note: After reviewing the above potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

LITIGATION

43.	Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by managemen

The officers and directors of Expressions Graphics, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44.	If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or descri

Expressions Graphics, Inc. is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review the details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45.	Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Expressions Graphics, Inc. is not aware of any additional or miscellaneous factors, either adverse of or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this Offering Circular.

Expressions Graphics, Inc.

_____________________________________________________________________________________________

FINANCIAL STATEMENTS

46.	Financial statements, as required for Offering Circular. CONTENTS

     EXPRESSIONS GRAPHICS, INC. (A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 13, 2000 (INCEPTION) TO APRIL 30, 2000

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF EXPRESSIONS GRAPHICS, INC.:

We have audited the accompanying balance sheet of Expressions Graphics, Inc. (A Development Stage Company) as of April 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the period from January 13, 2000 (inception) to April 30, 2000. These financials statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estima

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Expressions Graphics, Inc. as of April 30, 2000 and the results of its operations and its cash flows for the period from January 13, 2000 (inception) to April 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments that mi g

MERDINGER, FRUCHTER ROSEN & CORSO, P.C. Certified Public Accountants

Los Angeles, California May 2, 2000

EXPRESSIONS GRAPHICS, INC. (A Development Stage Company) BALANCE SHEET

APRIL 30, 2000

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 2,746
Prepaid Expenses	8,750

TOTAL ASSETS	$ 11,496

LIABILITIES AND STOCKHOLDERS' EQUITY
TOTAL LIABILITIES	$ -

STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value;
25,000,000 shares authorized;
560,000 shares issued and outstanding	560
Additional paid-in capital	27,440
Deficit accumulated during the development stage	(16,504)

TOTAL STOCKHOLDERS' EQUITY	11,496

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,496

The accompanying notes are an integral part of the financial statements.

EXPRESSIONS GRAPHICS, INC. (A Development Stage Company) STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 13, 2000 (INCEPTION) TO APRIL 30, 2000

REVENUE	$ -

GENERAL AND ADMINISTRATIVE EXPENSES	16,504

LOSS BEFORE INCOME TAXES	(16,504)

INCOME TAXES	-

NET LOSS	$ (16,504)

NET LOSS PER COMMON SHARE - basic and diluted	$ (0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING - basic and diluted	547,500

The accompanying notes are an integral part of the financial statements.

     EXPRESSIONS GRAPHICS, INC. (A Development Stage Company) STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD FROM JANUARY 13, 2000 (INCEPTION) TO APRIL 30, 2000

			Deficit
			Accumulated
Common Stock Additional During
			Paid-in	Development
	Shares Amount		Capital	Stage	Total

Balance, January 13, 2000 (inception)	-	$ -	$ -	$ -	$ -

Issuance of common stock for services
- on March 13, 2000 at $0.05 per share	400,000	400	19,600	-	20,000
- on April 12, 2000 at $0.05 per share	20,000	20	980	-	1,000

Issuance of common stock for cash
on March 13, 2000 at $0.05 per share	140,000	140	6,860	-	7,000

Net loss	-	-	-	(16,504)	(16,504)

Balance, April 30, 2000	560,000	$ 560	$ 27,440	$ (16,504)	$ 11,496

The accompanying notes are integral part of the financial statements.

EXPRESSIONS GRAPHICS, INC. (A Development Stage Company) STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 13, 2000 (INCEPTION) TO APRIL 30, 2000

NET CASH FLOWS USED IN OPERATING ACTIVITIES:

Net Loss $ (16,504)
Adjustments to reconcile net loss to net cash
used in operating activities
Shares issued for services rendered	21,000
Change in assets:
Increase in prepaid expenses (8,750)

Cash Used in Operating Activities (4,254)

NET CASH FLOWS PROVIDED FROM FINANCING ACTIVITIES:

Issuance of common stock for cash 7,000

NET CHANGE IN CASH	2,746
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD -

CASH AND CASH EQUIVALENTS - END OF PERIOD $ 2,746

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year-

Interest expense $ -
Income taxes paid $ -

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period from January 13, 2000 (inception) through April 30, 2000, the Company issued 420,000 shares of its common stock as compensation to its officers during the start-up period. The Company valued the shares at $21,000, which was the fair market value as of the issuance date.

The accompanying notes are an integral part of the financial statements.

     EXPRESSIONS GRAPHICS, INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO FINANCIAL STATEMENT

APRIL 30, 2000

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Expressions Graphics, Inc. (the "Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 7. The Company was incorporated under the laws of the State of Nevada on January 13, 2000. The Company is an e-commerce business that provides a multitude of graphic design services, such as design of corporate logos, signage and customized promotional materials, to businesses and

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company’s ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going conce r

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

- Management intends to raise up to $75,000 from an SB-1 offering to fund the Company.

- Management expects that the Company will need approximately $30,000 over the next twelve months to sustain operations. In nine to twelve months, management projects to generate between $30,000 to $40,000 per month in revenues from customers derived from word-of-mouth and repeat business. In addition, the Company is intending to advertising on the Internet, traditional news, direct mai

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     EXPRESSIONS GRAPHICS, INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO FINANCIAL STATEMENT

APRIL 30, 2000

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

From time to time the Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

Comprehensive Income

SFAS No. 131, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of April 30, 2000, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of Comprehensive Income in the accompanying financial statement.

Loss Per Share

The Company presents loss per share in accordance with SFAS No. 128, "Loss Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of Basic LPS is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted LPS gives effect to all dilutive potential common shares outstanding during the p

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes”. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are

     EXPRESSIONS GRAPHICS, INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO FINANCIAL STATEMENT

APRIL 30, 2000

NOTE 2 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under a non-cancelable operating lease that expires in April 2001. Lease expense for the period from January 13, 2000 (inception) through April 30, 2000 was approximately $400.

Future minimum lease payments under operating leases with initial or remaining terms of one year or more are as follows:

Year Ending December 31,
2000	$ 2,700
2001	1,400
Thereafter	-
Total	$ 4,100

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock

During the period from January 13, 2000 (inception) through April 30, 2000, the Company had the following common stock transactions:

- Issued 140,000 shares of its common stock for $7,000.

- Issued 420,000 shares of its common stock as compensation to its officers for the six month start-up period. The Company valued the shares at $21,000, which was the fair market value as of the issuance date.

     EXPRESSIONS GRAPHICS, INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO FINANCIAL STATEMENT

APRIL 30, 2000

NOTE 4 - INCOME TAXES

The components of the provision for income taxes for the period from January 13, 2000 (inception) to April 30, 2000 are as follows:

Current Tax Expense
U.S. Federal	$ -
State and local	-
Total Current	-

Deferred Tax Expense
U.S. Federal	-
State and local	-
Total Deferred	-

Total Tax Provision (Benefit) from
Continuing Operations $ -

Expressions Graphics, Inc.

____________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47.	If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

This current loss is a result of the initial compensation paid to the officers of the Company and the costs of formation.

48.	Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

Expressions Graphics, Inc. is newly formed and has not had a prior fiscal year.

49.	If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____% What is anticipated gross margin for next year of operations? _____% If this is expected to change, explain. Also, if reasonably

Expressions Graphics, Inc. is newly formed and has not had a prior fiscal year.

50.	Foreign sales as a percent of total sales for last fiscal year:____%
Domestic government sales as a percent of total domestic sales for last fiscal year:____% Explain the nature of these sales, including any anticipated changes:

Expressions Graphics, Inc. is newly formed and has not had a prior fiscal year.

Expressions Graphics, Inc.

____________________________________________________

SIGNIFICANT PARTIES

DIRECTORS

COUNSEL

Name	BusinessAddress	ResidentialAddress

Neal Brouillette	14260 Garden Road, #B-724	13625 Acton Avenue
	Poway, California 92064	Poway, California, 92064
	(888) 809-3446	(858) 748-6879

Frank Drechsler	5300 W. Sahara, Suite 101	On file and available on request
Las Vegas, Nevada 89146
	(888) 809-3446	(714) 404-7278

Michele A. Spain	5300 W. Sahara, Suite 101	On file and available on request
Las Vegas, Nevada 89146
(888) 809-3446

Jeffrey H. Mackay	4855 Voltaire Street
Attorney-at-Law	San Diego, California 92107
(619) 758-1953

UNDERWRITERS

     Should Expressions Graphics, Inc. seek the services of a broker-dealer in connection with this offering, the company will amend this registration statement by post-effective amendment.

     A broker-dealer that sells securities in this type of offering would be deemed an underwriter as defined in Section 2(ii) of the Securities Act and would be required to obtain a no objection position from the NASD regarding compensation and underwriting terms.

Expressions Graphics, Inc.

____________________________________________________

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Expressions Graphics, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Expressions Graphics, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Expressions Graphics, Inc.

SELLING SECURITY HOLDERS

No security holders of Expressions Graphics, Inc. is offering securities; nor has held any position, office, or material relationship within the past three years with Expressions Graphics, Inc., or any existing affiliate or predecessor.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Expressions Graphics, Inc. has never had nor anticipates having changes in or disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned (or declined to stand for re-election) or was dismissed.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its repre s

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.<

Expressions Graphics, Inc.

____________________________________________________

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No Director or Officer of Expressions Graphics, Inc. will have personal liability to the Company or any stockholders for monetary damages for breach of fiduciary duty as a Director or Officer involving any act or omission of such Director or Officer, whereas specific provisions in the Articles of Incorporation limit such liability. Such provision shall not eliminate or limit the liability of a Director or Officer; (1) for any breach of duty of l o

Expression Graphics will provide for indemnification of the Directors, Officers, and employees in most cases for any liability suffered by them or arising out of their activities as Directors, Officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbur

The Directors and Officers of Expressions Graphics, Inc. are accountable to the Company as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Expressions Graphics, Inc..

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth an itemized list of all expenses of this Offering.

Expense	Amount	Percent*

Transfer Agent Fee	$ 1,000.00	1%
Printing Cost	$ 250.00	1%
Legal Fees	$ 5,000.00	7%
Accounting Fees	$ 2,500.00	3%
	_________	________

Total	$ 8,750.00	12%

*Percent - Indicates percentage of proceeds from Offering used, assuming maximum subscriptions.

No securities are being registered for sale by security holders.

Expressions Graphics, Inc.

____________________________________________________

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

a.	Include any prospectus required by section 10(a)(3) of the Securities Act;
b.	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate
c.	Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opini

Expressions Graphics, Inc.

____________________________________________________

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

All presently outstanding shares were issued to officers of the Company were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

400,000 shares issued to Neil Brouilette, the current President.

140,000 shares issued to Frank Drechsler, the current Vice President.

20,000 shares issued to Michelle Spain, the current Treasurer.

There are no other outstanding shares.

Expressions Graphics, Inc.

____________________________________________________

INDEX TO EXHIBITS
ExhibitPage#s DocumentPage#s
(3)	Charter and By-Laws
	(i) Charter	Pages A-1 through A-6 58 - 63
	(ii) By-Laws	Pages B-1 through B-10 64 - 73

(4)	Instruments defining the rights of security holders -	Incorporated by reference; see:
Exhibit 3(i) - Articles of Incorporation, Article IV
Exhibit 3(ii) - By-Laws, Article I, Section 5

(5)	Opinion re: legality	Page E-1 74

(23)	Consents
	(i) Consent of Accountant	Page E-2 75
	(ii) Consent of Attorney	Page E-3 76

(27)	Financial Data Schedule	Page FD-1 77

(99)	(i) Subscription Agreement	Page S-1 78

DESCRIPTION OF EXHIBITS
(3)	(i) Charter	Corporate Charter of Expressions Graphics, Inc. and
Articles of Incorporation of Expressions Graphics, Inc.,
a Nevada corporation, as filed January 13, 2000.
	(ii) By-Laws	By-Laws of Expressions Graphics, Inc. as filed January 13, 2000.

(4)	Instruments defining the	Included by reference, that portion(s) of Articles of Incorporation
	rights of security holders	and By-Laws stating specified security holders rights.

(5)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.

(23)	Consents
	(i) Consent of Accountant	The written consents of the accountant and attorney, whereby as to
	(ii) Consent of Attorney	profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.
(27)	Financial Data Schedule
(99)	Subscription Agreement

Financial content for recent fiscal year or interim period as required and generated for electronic filers.

Subscription Form to be used on conjunction with the purchase of securities in this offering.

Expressions Graphics, Inc.

____________________________________________________

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of __Poway __; State of ____California ___;

on __ August 1, 2000.

REGISTRANT: Expressions Graphics, Inc.

By: ____/S/ Neil Brouillette, President___________

(Signature and Title)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) ___/S/ Neil Brouillette_____________ (Title) _President______________ (Date) __ August 1, 2000 _

(Signature) ___/S/ Frank Dreschler_____________ (Title) _Vice President__________ (Date) __ August 1, 2000_

(Signature) ___/S/ Michele Spain_______________ (Title) _Chief Financial Officer___ (Date) __August 1, 2000 _